UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

On September 4, 2025, Steakholder Foods Ltd. (the “Company”) filed a prospectus supplement dated September 4, 2025, with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company increased the aggregate offering price of the American Depositary Shares (“ADS”), each representing five hundred ordinary shares of the Company, no par value, that it may offer and sell pursuant to the At-the-Market Offering Agreement that the Company entered into with H.C. Wainwright & Co., LLC on August 1, 2024, to up to $1.657 million.

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-286445) filed by the Company with the SEC on April 9, 2025, and declared effective by the SEC on April 11, 2025, as supplemented by prospectus supplements dated April 11, 2025, and May 16, 2025, each filed with the SEC pursuant to Rule 424(b) under the Securities Act.

A copy of the opinion of Meitar Law Offices relating to the offer and sale of the ordinary shares is attached as Exhibit 5.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of Meitar Law Offices, Israeli Counsel to the Company

23.1	Consent of Meitar Law Offices, Israeli Counsel to the Company (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: September 4, 2025

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